FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                 -----------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X
                                    ---    ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CORDIANT COMMUNICATIONS GROUP PLC
                                      (Registrant)


                                      By: /s/ David Hearn
                                         ---------------------------------------
                                         Title:  Director and Chief
                                                 Executive Officer

Date:    May 1, 2003

                                                                      Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")


                                  CLIENT UPDATE


Cordiant was notified on Friday 25 April 2003 by one of its major clients, Allied Domecq plc, of its intention to terminate its contract with Cordiant with effect from October 2003.

In the current financial year Cordiant had budgeted for revenue from this global contract of approximately (pound)18 million, some 3.4% of the Group's revenue in 2002. The direct impact of this client loss on revenue in 2003 will not be material, although the Group will incur associated restructuring costs in the current year. However, there will be a substantial impact on operating profit from 2004 onwards.

The Board of Cordiant had expected to announce its audited preliminary results on 30 April, for the year to 31 December 2002, in line with the headline figures announced on 20 February 2003, following the expected agreement of new financing terms with its lenders. In the light of recent developments, Cordiant is now evaluating whether it can issue its preliminary results by 1 May 2003. Cordiant recognises that, in accordance with the normal practice of the UK Listing Authority, trading in its shares will be suspended in the event that it is unable to issue its results by then.

Following Allied Domecq's decision, and particularly with the interests of the Group's clients in mind, the Board of Cordiant is actively investigating alternative strategic options for the Group, in addition to the disposal programme previously announced, which is progressing well. Cordiant continues to have the support of a co-ordinating committee of its banks and noteholders, and is working constructively with its lenders to amend the financing terms.



                                                                   28 April 2003


Enquiries:
Cordiant                           Tel: +44 207 262 4343
David Hearn
Andy Boland

College Hill                       Tel: +44 207 457 2020
Adrian Duffield